Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

SUPERIOR ENERGY SERVICES, INC.

Superior Energy Services, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.

The Corporation was originally incorporated and the original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on April 26, 1991 and was subsequently amended and/or restated on several occasions (the “Certificate of Incorporation”). The name under which the Corporation was originally incorporated is Small’s Oilfield Services Corp.

2.

The Board of Directors of the Corporation duly adopted a resolution by written consent in accordance with Sections 141(f) and 242 of the General Corporation Law of the State of Delaware, proposing an amendment to the Certificate of Incorporation and declaring said amendment advisable and calling a meeting of the stockholders of the Corporation for consideration thereof.

3.

At a special meeting of the stockholders of the Corporation on December 18, 2019, which special meeting was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, the stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

4.	Article FOURTH of the Certificate of Incorporation is amended to read as follows:

“FOURTH: The aggregate number of shares which the corporation shall have authority to issue is Thirty Million (30,000,000) shares, of which Twenty-Five Million (25,000,000) shares shall be designated Common Stock, par value $0.001 per share, and Five Million (5,000,000) shares shall be designated Preferred Stock, par value $0.01 per share. The Board of Directors may authorize the issuance from time to time of the Preferred Stock in one or more series with such designations, preferences, qualifications, limitations, restrictions and optional or other special rights (which may differ with respect to each series) as the Board may fix by resolution. Without limiting the foregoing, the Board of Directors is authorized to fix with respect to each series:

(1)    the number of shares which shall constitute the series and the name of the series;

(2)    the rate and times at which, and the preferences and conditions under which, dividends shall be payable on shares of the series, and the status of such dividends as cumulative or non-cumulative and as participating or non-participating;

(3)    the prices, times and terms, if any, at or upon which shares of the series shall be subject to redemption;

(4)    the rights, if any, of holders of shares of the series to convert such shares into, or to exchange such shares for, shares of any other class of stock of the corporation;

(5)    the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series;

(6)    the rights and preferences, if any, of the holders of shares of the series upon any liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the corporation;

(7)    the limitations, if any, applicable which such series is outstanding, on the payment of dividends or making of distributions on, or the acquisition of, the Common Stock or any other class of stock which does not rank senior to the shares of the series; and

(8)    the voting rights, if any, to be provided for shares of the series.

At 5:00 p.m. Eastern Time on December 18, 2019 (the “Effective Time”), each ten shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one fully paid and non-assessable share of Common Stock. From and after the Effective Time, certificates representing shares of Common Stock prior to such combination and conversion shall represent the number of shares of Common Stock into which such Common Stock prior to such combination and conversion shall have been combined and converted at the Effective Time. No fractional shares shall be issued at the Effective Time and, in lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, stockholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.”

5.	This certificate shall become effective as of December 18, 2019 at 5:00 p.m. Eastern Time.

6.	This certificate shall be executed, filed and recorded in accordance with Section 103 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Superior Energy Services, Inc. has caused this certificate to be signed by an authorized officer thereof, this          day of December, 2019.

SUPERIOR ENERGY SERVICES, INC.

By:
Title:	David D. Dunlap
Name:	President and Chief Executive Officer